Exhibit 99.4

Okeanis Eco Tankers Corp. – Announcement of 2024 Annual Meeting of Shareholders

ATHENS, GREECE, May 2, 2024 - Okeanis Eco Tankers Corp. (the “Company” or “OET”) (NYSE:ECO / OSE:OET), announced today that it has scheduled its Annual Meeting of Shareholders for May 31, 2024, at 11:00 a.m. Greek time (the “Annual Meeting”). The record date for determining shareholders entitled to participate at the Annual Meeting is April 26, 2024. The business of the Annual Meeting is to elect seven directors to serve until the 2025 Annual Meeting of Shareholders and to ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024. Annual Meeting documentation and instructions for voting are expected to be mailed to all shareholders of record on or about May 2, 2024, and will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov.

Separately, as part of the Annual Meeting process, the Company announced today that John Kittmer, one of the Company’s existing directors, has informed the Company that he does not wish to run for re-election in order to pursue other activities. All of the other current directors of the Company were nominated for re-election. Mr. Kittmer has acted as a director of the Company for six years, and the Company is grateful for his service.

The Company has decided to nominate Mr. Francis “Frank” Dunne for election as a director, to potentially fill the vacancy that would have been created by Mr. Kittmer not running for re-election. Mr. Dunne has more than 40 years of legal experience in maritime law and transactions involving major international shipping finance lenders, shipowners, joint ventures, charter structures, new building contracts, and ship and corporate acquisitions. Mr. Dunne was a partner of Watson Farley & Williams LLP for 35 years and served as its Chairman for 13 years. He established Watson Farley & Williams LLP’s presence in Greece. He has won numerous awards and accolades in his career.

The Company’s executive management team will remain unchanged. They will continue to work closely with the Company’s board of directors.

Mr. Ioannis Alafouzos, Chairman of the Company, commented:

“On behalf of the Company’s board of directors and the Company, I express our sincere appreciation to John for his service. During the last six years, since our IPO in Norway, his commitment and support to the Company has been instrumental, and our cooperation exemplary. We wish him the best in all his future endeavors. We are pleased, however, that we are able to nominate Frank to fill the vacancy. We believe that Frank’s extensive legal experience in a broad range of maritime transactions and his prominent stature within the shipping industry will add significant value and depth to our board. We are proud of the experience, diverse expertise and skill possessed by our directors and we look forward to welcoming Frank and continuing our track record of trust and success that we have been building since 2018.”

Contacts

Company

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Forward-Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company's filings with the Commission. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the Commission, which can be obtained free of charge on the Commission’s website at www.sec.gov.